April  12, 2013

VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Kristi Marrone, Staff Accountant

Re:	Biocoral Inc.
Form 10-K for the year ended December 31, 2011
000-23512

Ladies and Gentlemen:

We are responding to the additional comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Annual Report") of Biocoral Inc. (the "Company") by letter dated January 8, 2013 to Mr. Nasser Nassiri, President.  In this regard, we have addressed the various issues raised in your letter to the best of the Company’s ability and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

General

1.
Comment:

We note your response and your acknowledgment that you were not a smaller reporting company upon the filing of the Form 10-K.  Please provide an analysis as to why you believe the information that was improperly omitted from the 10-K woud not have been material to investors.  Alternatively, please amend the Form 10-K to provide the omitted disclosure.  In addition, please confirm that in future filings you will not utilize the disclosure relief provided to smaller reporting companies unless you qualify as such in accordance with Rule 12b-2.

Response: The Company believes that it qualifies for treatment as a smaller reporting company for the fiscal years ended December 31, 2012 and 2011 for the following three reasons:

a. The Company had a public float of less than $75 million for each of the referenced fiscal years and therefore met the definition of a “smaller reporting company” because 7,567,610 of its outstanding shares of common stock are held by officers, directors and 5% beneficial holders, including managed portfolio companies and investment groups, leaving 3,876,177 shares in the public float. Only 1,833,910 shares are registered in the name of CEDE & CO and DTC eligible for trading.  3,876,177 shares multiplied by the average of the bid and asked prices of its common stock on each of June 30, 2011 and 2012 results in a public float in each year of less than $75 million as follows:

Year	Shares Held by Non-Affiliates	Average of Bid and Asked Prices on June 30	Public Float

2011	3,876,177	$14.50	$56,204,567
2012	3,876,177	$7.25	$28,102,283

3,135,783 shares are held on behalf of individual shareholders, with a managed portfolio company wherein the manager may make voting and dispositive decisions on behalf of the individual investors and therefore cannot properly be considered part of the public float and thus have been included in the 7,567,610 shares held by affiliates.

Moreover, within this group, many of the holders are immediate family members and affiliates of one another.  The Company does not have ready access to information about their individual share holdings or which of them should be aggregated for calculating beneficial ownership.  Thus in accordance with the Note on the cover page of Form 10-K, because the determination as to whether these particular holders or entities are affiliates cannot be made without unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates is calculated on the basis of assumptions reasonable under the circumstances as set forth in the above table.

b. As previously noted, in each year, the relatively few trades in the market for the Company’s common stock make it fit more properly into the small reporting company profile than any other category.  Thus, treating the Company as anything but a smaller reporting company would pose an undue compliance burden on the Company that would be out of proportion with any benefit to its securityholders or the market from the additional disclosure.

c.The Company believes the information that would have been included but for the scaled disclosure was not material because its business structure, market and scale of operations are much more akin to a smaller reporting company than to any other. In instances where the disclosure was arguably material, the Company voluntarily included it despite believing itself to be a “smaller reporting company.”  In particular, set forth below are the items where the the disclosure is scaled back for smaller reporting companies and the Company’s analysis of its disclosure in response to each such item.

Regulation S-K, Item 101:  Description of Business

Although the smaller reporting company disclosure calls for three versus five years’ discussion of business development, the Company’s discussion extends back to at least five years.  The industry and geographic segment reporting does not apply to the Company’s business although the geographic data is presented in Note 11 to the Financial statements. The Company’s business discussion covers all of the relevant sections required to be discussed by regular companies.

Regulation S-K, Item 201: Market price of and dividends on common equity and related stockholder matters

The performance graph under paragraph (e) is the only element of disclosure under this item from which smaller reporting companies are exempted.  Given the nature of the market for the Company’s common stock, this graph would be meaningless and, in fact, depending on where the data points fell, could actually mislead investors about the growth potential of the stock.

Regulation S-K, Item 301: Selected financial data

As is the case with many smaller reporting companies, because of the Company’s limited operations, the Selected Financial Data Table would provide mostly sporadic data that would not illustrate any particular trends in our business development financial condition or results of operations.

Regulation S-K, Item 302: Supplementary financial information

Although similarly sporadic and not particularly illustrative of trends, the Company has included the selected quarterly financial data in Note 14 to the Financial Statements.

Regulation S-K, Item 303: Management’s discussion and analysis

The Company has provided the same analysis as for a regular reporting company except that it has omitted a comparison of the results of operations of fiscal 2010 vs. 2009 (which is included in the December 31, 2010 Form 10-K).

Regulation S-K, Item 305: Quantitative and qualitative disclosures about market risk

The disclosure called for by this item does not apply to the Company.

Regulation S-K, Item 402: Executive compensation

Information relating to 2010 and 2009 is included in the December 31, 2010 and 2009 Forms 10-K.

Regulation S-K, Item 404: Transactions with related persons, promoters and certain control persons

The only two related party transactions were with the undersigned CEO of the Company.  One was an advance in the amount of $47,642 from the CEO to the Company, which is under the disclosable limit.  The other was the issuance of shares to the CEO which was in satisfaction of deferred compensation.  Both transactions were disclosed in the Financial Statements and elsewhere in the report.

Regulation S-K, Item 407: Corporate governance

The simplicity of the the Company’s management structure with only three directors and a single executive officer,has thus far obviated the need for the committee bureaucracy of larger public companies.  That, coupled with the fact that it is not listed on an exchange which would otherwise require committees and other corporate governance requirements, renders the disclosure in Item 407(d)(5) and (e)(4) and (5) as inapplicable to the Company as it is to smaller reporting companies.

Regulation S-K, Item 503: Risk factors

The Company believes that it has fully disclosed risk factors in response to this item.

Financial Statements:

The Company’s financial statements are similar to those of a smaller reporting company in that it has small assets (i.e. $1,393,894 at December 31, 2011), small liabilities (i.e. $4,534,203 at December 31, 2011), and small revenues (i.e. $286,548 in 2011).  Also, it does not employ any complex funding mechanisms.  Its sales are from one general source and it is only involved in one industry, primarily in one geographic area.

2.	Item 7. Management's Discussion and Analysis of Financial Condition . . . page 16 Patents and Product Development, page 16

Comment:

We note your response to our prior comment 6.  Please confirm to us that you will disclose 1) the amount of sales generated by both first and second generation products and 2) any trends or uncertainties that you reasonably expect to have a material impact on net sales or income from continuing operations by providing us with your proposed disclosure.

Response:

The Company confirms that, in addition to clarifying that “second generation” products means secondary therapeutic uses of its existing “first generation” products, it will also disclose any trends or undertainties that it reasonably expects to have a material impact on net sales or income from continuing operation.  However, it cannot determine the amount of sales generated by company products in first generation versus secondary therapeutic uses of  products because, when its products are ordered, the customer does not specify the application for which the products are ordered.  Any attempt to separate products into the two applications would be pure speculation on the part of the Company.

Note 3 – Summary of Significant Accounting Policies, page F-9 Patent Costs, Net, page F-11

3.
Comment:

We note your response to prior comment 14.  Please provide us with your assessment of the undiscounted expected cash flows related to the patents.  In addition, please provide us with the following information:

•	Tell us whether you grouped any of the patents for purposes of your assessment and if so, how you determined the grouped assets met the criteria in paragraphs 23 through 25 of ASC 360-10-35;

•	Tell us how you determined it was reasonable to project an increase in sales, given the decreases in sales you have experienced in each period since 2007;

•
Tell us how you assessed the likelihood of potential outcomes of each of the two lawsuits, how you determined the range of possible future net cash flows from the lawsuits, and whether you used a probability-weighted approach in your assessment; and

•	Provide us with your projections used to determine whether you will realize a benefit from your net operating loss carryforward.

Response: Our assessment of the undiscounted expected cash flows related to our patents is attached. We respond to each of your four bullet points in order as follows: 1st bullet point:

Since our patents all pertain to a related group of products that we sell, we treated them as a group.

2nd bullet point:

Sales in the fourth quarter 2011 and first quarter 2012 were $77,726 and $78,996, respectively, or $313,444 annualized, representing 9.4% sales growth over calendar year 2011 sales of $286,548.  Our impairment analysis assumes 10% annual sales growth.

3rd bullet point:

Counsel for the Company advised us that there was a “serious chance…to recover… between eight and ten million Euros”.  As shown on our impairment analysis, we assumed a total settlement of 9,000,000 Euros (middle of counsel’s range), or $11,653,650 translated at the $1.2949 December 31, 2011 exchange rate, to be collected over a 10 year period commencing 2016.

4th bullet point:

As discussed in Note 10, Income Taxes, we had net operating loss carryforwards of approximately $13,678,000 at December 31, 2011 to reduce future federal and foreign taxable income.  The approximately $4,787,000 related deferred tax asset has not been recognized since we believe it “more likely than not” that the Company will not realize a benefit from these net operating loss carryfowards.

The ASC 740 “more likely than not” criteria for nonrecognition of deferred income taxes represents a probability of just over 50%, a much lower threshold than the ASC 450 “probable” criteria for recognition of an intangible asset impairment loss.  The term “probable” as used in ASC 450 denotes a much higher probability (perhaps 85% to 90%).

The Company is not comfortable recording a tax benefit currently since taxable income necessary to utilize the net operating loss carryforwards is not likely to start until 2016 (when it is projected that the lawsuit will be settled and recovery over a 10 year period will first begin).

The undersigned, on behalf of the company, hereby  acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company’s disclosure.

Sincerely, BIOCORAL, INC.

By:	/s/ Nasser Nassiri
Nasser Nassiri, CEO, Principal Accounting Officer and Chairman

cc:           Jonathan Wiggins, Staff Accountan

Biocoral, Inc. and Subsidiaries
 Impairment Analysis- Patent Costs
 As of December 31, 2011

	Year Ended December 31,	Projected Lawsuit Proceeds (a)	Projected Product Sales (1)	Sum of (a) and (1)	Projected Gross Profit (2)	Projected Product Costs and Expenses (3)	Projected Cash Flow (Pretax) (4)
Base Year	2011	$-	$286,548	$286,548	$100,292	$317,311	$(217,019)
	2012	-	315,203	315,203	110,321	333,177	(222,856)
	2013	-	346,723	346,723	121,353	349,835	(228,482)
	2014	-	381,395	381,395	133,488	367,327	(233,839)
	2015	-	419,535	419,535	146,837	385,694	(238,856)
	2016	1,165,365	461,488	1,626,853	161,521	404,978	921,908
	2017	1,165,365	507,637	1,673,002	177,673	425,227	917,811
	2018	1,165,365	558,401	1,723,766	195,440	446,488	914,317
	2019	1,165,365	614,241	1,779,606	214,984	468,813	911,537
	2020	1,165,365	675,665	1,841,030	236,483	492,254	909,594
	2021	1,165,365	743,232	1,908,597	260,131	516,866	908,630
	Totals	$6,992,190	$5,023,521	$12,015,711	$1,758,232	$4,190,659	$4,559,763

Assumptions used
(a) Expected minimum settlement for case four is €9,000,000 converted at 1.29485 equals $11,653,650. Recognized over 10 years equals $1,165,365.
(1) Revenues: Based on 2011 sales with a 10% increase each year over the prior year.
(2) Gross Profit of 35%.

(3) Total 2011 operating expenses ($639,073) less depreciation and amortization ($93,665), Nasser Nassiri's Travel and Salary ($186,000) and parent company public company expenses ($42,097) = $317,311; assumes 5% increase each year thereafter.

(4) Cash Flow (Pretax): Projected gross profit plus projected lawsuit proceeds less projected product costs and expenses.